Exhibit 99.2

10 Midford Place

2nd Floor

London

W1T 5BJ

T: +44 (0)20 7611 2077

E: enquiries@nightstartx.com

www.nightstartx.com

24 April 2019

Polygon Global Partners LLP

4 Sloane Terrace

London SW1X 9DQ

United Kingdom

Attention: Dan Leather and Bechara Nasr, Portfolio Managers

Dear Dan and Bechara:

Thank you for your letter dated 17 April 2019. We have carefully considered the points raised in your letter. While I am sure you appreciate that there are legal restrictions on the detail with which we can reply, we did want to respond to your letter, particularly in light of your investment in Nightstar.

To that end, with respect to your concerns about the upcoming XLRP data, our board of directors is committed to ensuring that all material information is made available to our shareholders with sufficient time for them to make an informed decision when casting their votes. If our board felt that any material information would be disclosed between now and the scheduled shareholder meetings, it would take any necessary steps to ensure that shareholders were given sufficient time to assess such information before voting.

With respect to your concerns about the record date for ADS holders, this record date was set based on the needs of Citibank, the ADS depositary. The advance period is required by Citibank in order to permit the ADSs to be voted; that period is consistent with other similar transactions and has been accepted by the English court. Perhaps more importantly, again, if our board felt that the ADS record date would disadvantage ADS holders, it would take necessary steps to address this.

With respect to Centerview’s analysis and the transaction ultimately obtained, we have reviewed with our board and our advisors the points that you raised, and they do not change our board’s view as to the transaction it has recommended to shareholders.

After considering all of the above, our board is of the view that the current timetable for the transaction remains appropriate and in the best interests of Nightstar’s shareholders as a whole.

Registered in England and Wales No. 8551822. Registered Office: 10 Midford Place, 2nd Floor, London, W1T 5BJ

24 April 2019	Page 2 of 2

We thank you again for your investment in Nightstar and your interest in the transaction. While we always endeavor to be responsive to our shareholders, including significant shareholders like Polygon, we do need to be mindful of our obligations to all shareholders under English law and U.S. securities law. Accordingly, please understand that we may not be able to respond to further inquiries from you on these subjects.

Very truly yours,

Chris Hollowood

Chairman of the Board